Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Yerbaé Brands Co.
18801 N Thompson Peak Parkway, Suite D-380
Scottsdale, AZ 85255
https://yerbae.com/

Up to $4,999,999.95 in Non-Voting Common - Class 2022-1 at $1.37
Minimum Target Amount: $9,999.63

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Yerbaé Brands Co.
Address: 18801 N Thompson Peak Parkway, Suite D-380, Scottsdale, AZ 85255
State of Incorporation: DE
Date Incorporated: August 21, 2020

Terms:

Equity

Offering Minimum: $9,999.63 | 7,299 shares of Non-Voting Common - Class 2022-1
Offering Maximum: $4,999,999.95 | 3,649,635 shares of Non-Voting Common - Class 2022-1
Type of Security Offered: Non-Voting Common - Class 2022-1
Purchase Price of Security Offered: $1.37
Minimum Investment Amount (per investor): $500.05

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus | 10% Bonus Shares

As you have previously invested in Yerbae, you are eligible for additional bonus shares.

Copper | $500+

- 15% one time discount code usable on Yerbae.com

- Custom referral code with 10% commission on all sales that go through that code

- Free box of Yerbae Super Sticks and shaker bottle

- Discounts on wearables

Silver | $1,000+

- 15% one time discount code usable on Yerbae.com

- Silver Loyalty Membership

    o First access to new flavor releases

    o 40% off first subscription purchase, 15% on every subsequent purchase

    o Custom referral code with 15% commission

- Free box of Yerbae Super Sticks and shaker bottle

- Premium Yerbae hat

- Discounts on wearables

Gold | $5,000+

- 15% one time discount code usable on Yerbae.com

- Gold Loyalty Membership

  o First access to new flavor releases

  o 40% off first subscription purchase, 15% on every subsequent purchase

  o Custom referral code with 20% commission

- Free box of Yerbae Super Sticks and shaker bottle

- Premium Yerbae hat and golf shirt

- Discounts on wearables

Platinum | $25,000+

- 25% one-time discount code usable on Yerbae.com

- Platinum Loyalty Membership

  o First access to new flavor releases

  o 50% off first subscription purchase, 15% on every subsequent purchase

  o Custom referral code with 25% commission

- Free box of Yerbae Super Sticks and shaker bottle

- Premium Yerbae hat and golf shirt

- Discounts on wearables

Titanium | $50,000+

- 30% one-time discount code usable on Yerbae.com

- Titanium Loyalty Membership

  o First access to new flavor releases

  o 60% off first subscription purchase, 20% on every subsequent purchase

  o Custom referral code with 30% commission

- Free box of Yerbae Super Sticks and shaker bottle

- Premium Yerbae hat and golf shirt

- Discounts on wearables

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Yerbaé Brands Co., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common - Class 2022-1 at $1.37 / share, you will receive 110 shares Non-Voting Common - Class 2022-1, meaning you'll own 110 shares for $137. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus Audience-based perk for 10% bonus shares in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Yerbaé is a beverage manufacturer and marketing company that produces leading-edge products for the consumer product industry. Our beverage may look like sparkling water, but don’t be fooled! Each can is filled with plant-based clean caffeine for sustained energy, mental focus, and healthy ingredients that are rich in antioxidants. There is Zero Sugar, Zero Calories, and Zero Guilt. Yerbaé is made with Non-GMO ingredients which include Yerba Mate and White Tea Extract.

Yerbaé was originally founded as Yerbaé LLC owned by the current ownership group in 2016. In August 2020, Yerbaé Brands Co. was incorporated as a C-Corp in Delaware and became the parent company to Yerbaé LLC the subsidiary business. As of September 2020, Yerbaé Brands Co. owns all interests in Yerbaé LLC and has continued operations of the business.

On May 19, 2022, the Company entered into an agreement (the “Arrangement

Agreement") related to the merger and business combination of the Company with Kona Bay Technologies Inc., a British Columbia corporation ("Kona Bay") listed on the TSX Venture Exchange ("TSXV") (TSXV: KBY.H) (the "Transaction"). In connection with the Transaction, a wholly-owned British Columbia subsidiary of Kona Bay intends to complete concurrent financing to raise minimum gross proceeds of US$5,000,000 (less any amounts raised in the Company's instant StartEngine crowdfunding financing) (the "Concurrent Financing"). The Transaction is structured as a reverse triangular merger. The combined company resulting from the completion of the Transaction (the "Resulting Issuer") would be renamed "Yerbaé Brands Co." or such other name as agreed to by the Company and Kona Bay. Upon completion, the stockholders of the Company would be stockholders of the Resulting Issuer. The Company would continue to operate as a wholly-owned subsidiary.

The Transaction is subject to the approval of the TSXV, the stockholders of Kona Bay, voting stockholders of the Company, judicial approval of the 'plan of arrangement pursuant to the Business Corporations Act (British Columbia), and completion of the Concurrent Financing. All shares of the Resulting Issuer issued to stockholders of the Company, including purchasers in the Company's current crowdfunding offering, will be non-transferable for 18 months from the transaction closing date.

Competitors and Industry

Yerbaé competes in two platforms of the beverage industry. In small stores, such as convenient stores, we compete in the Caffeinated Sparkling Water section or the healthy-for-you Energy sections. In large stores such as Grocery and Mass Merchandisers you would find our products in the functional beverage sections of these retailers. Our clear points of differentiation for Yerbaé is the fact that we are a plant based clean label beverage offering uplifting benefits using our functional ingredients with Zero Sugar, Zero Calories, and Zero Carbs.

Current Stage and Roadmap

Current Development Stage

Yerbaé is in the middle of its 6th year of business. Through the completion of 2021, we closed the year at $6.05 Million in Net Revenue. Yerbaé team has incubated and developed significant relationships with Retailers, Distributors, and Direct to consumers that we expect will continue to grow into the future. We currently sell 12 different Flavors and outsource all manufacturing.

Roadmap

Short-term goals are to increase the velocity at current retail locations and grow additional locations each year. We believe Yerbaé is well-positioned to grow at a double-digit growth rate in 2022. In addition, as disclosed above in our Company Overview section, the 2022 roadmap includes the potential approval of the Transaction between Kona Bay Technologies, Inc. and Yerbae.

The Team

Officers and Directors

Name: Todd Gibson

Todd Gibson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer/Director
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Primary responsibilities include making major corporate decisions, managing the overall operations and resources of the company, acting as the main point of communication between the board of directors (the board) and corporate operations and being the public face of the company. Mr. Gibson currently receives $100,000 as an annual salary for his role with the company and owns 31.01% of the company as a beneficiary of a trust shareholder.

Name: Karrie Gibson

Karrie Gibson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer/Director
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Primary responsibilities include overseeing the company's business operations, ensuring effective operational and financial procedures and reports to the CEO. Mrs. Gibson currently receives $100,000 as an annual salary for her role with the company and owns 31.01% of the company as a beneficiary of a trust shareholder.

Name: Seth Smith

Seth Smith's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President of Business Development
  Dates of Service: July 30, 2018 - Present
  Responsibilities: Seth is the head of the sales team. He currently receives an annual salary of $180,000 and has EARs: 239,245.

Name: Brian Neumann

Brian Neumann's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer
  Dates of Service: October 18, 2021 - Present
  Responsibilities: Brian is the head of marketing for Yerbae and its products. He currently receives an annual salary of $180,000 and has EARs: 318,994.

Other business experience in the past three years:

- **Employer:** Kraft Heinz
  Title: Associate Director of Brand Building and Innovation
  Dates of Service: April 23, 2017 - October 17, 2021
  Responsibilities: Marketing

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in Yerbaé Brands Co., a Delaware corporation (also referred to as "we", "us", "our", or "Company"), involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each potential investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that consumers think it's a better option than a competing product, or that we will be

able to provide products and/or service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups and businesses with only a few years of operations, are difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold and is subject to applicable state and federal laws.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these Securities and there may never be one. As a result, if you decide to sell these Securities in the future, you may not be able to find a buyer. The Company may be acquired by another company, in whole or in part. However, that may never happen, or it may happen at a price that results in you losing money on this investment. Furthermore, the Common Stock is subject to a “drag along” right by which the holders of the majority of Common Stock by voting power could cause you to sell your stock along with that majority on the same terms. In that case, the sale price of that stock would be determined by the majority and not you. You may be required to make certain representations and warranties in connection with such sale, if any, as to your ownership of the stock and any liens or other encumbrances to which it is subject, if any, among other matters.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $4,999,999 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this

additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management’s best estimate of the results of our operations based upon currently available information and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
Currently, all of our products are sold in retail and ecommerce in two main package sizes of 16oz cans and 12oz cans.

Minority Holder; Securities with No Voting Rights
The Common Stock that an investor is buying has no voting rights. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good-faith business decisions. Furthermore, in the event of a liquidation of the Company, you will only be paid out if there are any assets remaining after all preferences, including but not limited to payments to creditors and stockholder liquidity preferences, have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if the Company sells all the common stock it is offering now, the Company likely will need to raise more funds in the future, and if it can't obtain such additional funds, it likely will fail. Even if the Company does make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, or even worthless, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once the Company meets its target amount for this offering, the Company may request that StartEngine instruct the escrow agent to disburse offering funds to it. At that point, investors whose subscription agreements have been accepted will become Company investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, the Company must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be Company investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products should be able to gain traction in the marketplace at a faster rate than our current growth rate. It is possible that our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and

adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Yerbaé has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
The Company's success is largely dependent upon the personal efforts and abilities of its co-founders, Karrie Gibson and Todd Gibson, who make virtually all the strategic and operational decisions with respect to the management and operation of the Company's business. The loss of either of the foregoing parties could have a material adverse effect on the operations and financial condition of the Company. Further, to be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's

performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Yerbaé or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on the Company could harm our reputation and materially negatively impact our financial condition and business.

COVID-19/Natural Disasters
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. In December 2019, a novel strain of coronavirus, COVID-19, was reported in Wuhan, China. The World Health Organization has since declared the outbreak to constitute a pandemic. The extent of the impact of COVID-19 on our operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on our customers and our sales cycles, impact on our customer, employee or industry events, and effect on our vendors, all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. If the COVID-19 outbreak continues to spread, we may need to limit operations or implement limitations, including work from home

policies. There is a risk that other countries or regions may be less effective at containing COVID-19, or it may be more difficult to contain if the outbreak reaches a larger population or broader geography, in which case the risks described herein could be elevated significantly.

Tax Risks Associated with Owning Securities
This information is not intended to and does not provide potential investors with detailed advice related to how the purchase, ownership and disposition of Securities in the Company will be treated for federal or state income tax purposes. The Company urges potential investors to consult with their respective tax advisor for a detailed explanation of how their individual tax-related issues might affect an investment in Securities.

Timing of Tax Liabilities
The timing of tax liabilities may not occur in the same year as any distribution of funds (if any).

FDA
The FDA has not evaluated the claims made by Yerbaé and all of our products. Our product contains Caffeine and other ingredients that can be regulated. This could have a material effect on our business if regulation is to occur.

Deposit Law
Yerbaé is participating to the best of its knowledge in all regulatory deposit and redemption laws. Laws may change from time to time and this could have a material effect on the business.

Labeling
From time to time Yerbaé will review and update labeling on its packages. We will work diligently to ensure there is not material risk but from time to time we will get consumer complaints and we will address to the best of our ability. In certain cases that may not be enough in the eyes of the complainant and they may pursue alternative actions.

Shelf life risk
Consistent with industry practices, we maintain and manage product shelf life in our warehouses and facilities once the product is transferred to and from distributor, retail and consumer, which results in a product change of control . As such, we cannot be held responsible or liable for poorly rotated inventory in store or in the event a consumer consumes out of date inventory in the marketplace.

Regulatory and Compliance
To the best of its knowledge, the Company is materially compliant with all applicable local, state and federal regulations concerning its current business and products. Applicable laws may change from time to time which could have a material effect on the Company’s business. The US Food and Drug Administration has not evaluated the claims made by the Company and our products. Our product contains caffeine and other ingredients that may be regulated, which if regulated could have a material

effect on our business. From time to time the Company will complete regulatory and compliance reviews based on evolving interpretations and industry practices, such as updating package labeling. Nevertheless, from time to time the Company may receive complaints, formal and informal, from consumers and their purported representatives. The Company evaluates each claim and engages legal counsel if and when appropriate. At this time and based on its current procedures, the Company is not aware of a material credible claim against the Company.

Limited Operating History

The Company, through its subsidiaries, began its business operations in 2016, and as such it has a limited operating history. In addition to our present financial condition, a number of uncertainties exist that could have an impact on our future operating results, including general economic conditions, relevant market attitude towards our products, market entry of competitors, and numerous other competitive factors. Prospective investors should not use historical, industry or other trends to anticipate our results or trends in future periods. Moreover, there is no assurance that we will achieve our business plan. Our prospects, therefore, must be considered in light of the risks, expenses, and difficulties frequently encountered in establishing a new business in the highly competitive consumer products industry. There is no assurance that we can successfully market our products or generate revenues sufficient to achieve profitable operations. We may never be profitable.

Operating Results May Fluctuate

Our operating results may fluctuate significantly as a result of a variety of factors, many of which are outside our control. Factors that may affect our operating results include, but are not limited to, the following: (1) our ability to maintain customer satisfaction; (2) international, federal, state or local government laws, regulations, and other governmental actions and interpretations thereof; (3) the introduction of new products by competitors; (4) increasing customer acceptance and confidence in the Company's products; (5) our ability to increase awareness of our brand and convince customers of the superior quality of our products; (6) general micro- and macro-economic conditions; and (7) certain events of force majeure, including but not limited to: weather; fire; flood; storms; hurricane; tropical storm; other natural disasters and acts of God; work stoppages; strikes; accidents; protests, riots and other events of unrest; interruptions, loss, malfunctions, or attacks of utilities, communications or computer (software and hardware) services; acts or omissions of any government, or any rules, regulations or orders issued by any governmental authority or by any officer, department, agency or instrumentality thereof.

Prior investor liquidation preferences

As set forth in the Company's Certificate of Incorporation (as amended), certain Existing Stockholders of the Company receive a liquidation preference, which means such stockholders receive a distribution from the Company before you receive anything relative to your investment, if anything is even available before or after such liquidation event.

The Transaction with Kona Bay and public listing on the TSXV is not assured.

The Arrangement Agreement establishes several conditions to the consummation of the Transaction, including, among others, (i) stockholder approval of each of Kona Bay and the Company; (ii) judicial approval of the Transaction; (iii) the TSXV approving for listing the shares issuable in the Transaction; (iv) satisfactory due diligence of Kona Bay by the Company; and (v) the holders of no more than 5% of the Company common stock prior to the Transaction exercising their dissenters rights (i.e., the right to receive fair value for their interest in the business in lieu of shares of the Resulting Issuer). Additionally, the Transaction is contingent on there not being material adverse event on the business of Kona Bay or the Company.

Dissenters Rights could inhibit the Transaction or otherwise deplete Company cash. Delaware General Corporation Law affords the record owners of a corporation that is a constituent (i.e., party) to a merger or consolidation the right to object to the merger or consolidation and receive payment in cash of the 'fair value' for his, her, or its interest in the going concern of the Company of the Company. Where the Company and the stockholder disagrees as to fair value, the stockholder could petition the Delaware Court of Chancery for an appraisal. Appraisal proceedings can be lengthy, unpredictable, and costly. The Arrangement Agreement provides that, as a condition to each party's obligation to effect the Transaction, no more than 5% of the issued and outstanding common stock of the Company be subject to the exercise of dissenters' rights by their respective holder. If a greater portion of the Company's stock is subject to the exercise of dissenters' rights, the Transaction may not occur. Even if the Transaction proceeds, or if less than 5% of the shares are subject to the exercise of such rights, payment of the fair value and/or the costs associated with the appraisal proceedings, if any, could diminish the Company's cash available for, and have an adverse effect on, its operations.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Todd Gibson Trust	7,150,200	Voting Common Class A	31.01%
Karrie Gibson Trust	7,150,200	Voting Common Class A	31.01%

The Company's Securities

The Company has authorized Voting Common Class A, Voting Common Class B, Non-Voting Common - Class D-1, Non-Voting Common - Class D-2, Non-Voting Common - Class 2020-1, Non-Voting Common - Class 2022-1, Special Warrants and Option Plan, Undesignated, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,649,635 of Non-Voting Common - Class 2022-1.

Voting Common Class A

The amount of security authorized is 17,545,000 with a total of 14,300,401 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights: Board Member Voting for all major decisions. Voting Common stock is entitled to one vote for each share.

Liquidation Preference: In the event of a liquidation below the money raised value there is a priority of how the money is paid back for which it can be found in the Amended and ReStated articles of incorporation in section (3)d.

Drag Along: If the sale of the company is approved as otherwise required by Delaware General Corp Act, the certificate of incorporation of this agreement then each stockholder shall have deemed to agree in advance to participation.

Tag-Along: If one or more stockholders sell 10% or more of the total shares to a third party then each voting shareholder would have the right to participate in selling equity to the third party.

Put Right: Put of Class A Stockholder's Shares. In the event of the death or Mental Incapacity of Todd Gibson or Karrie Gibson, then upon the death or Mental Incapacity of the other one of them (the “Surviving Class A Stockholder”), the Surviving Class A Stockholder shall have the right to require the Company to purchase all Class A Shares held by all of the Class A Stockholders, or their respective Permitted Transferees.

Equity Appreciation Rights

The total shares outstanding does not include 882,000 shares related to Equity Appreciation Rights Plan. Out of these EARs, 882,000 shares have been issued and 0 are reserved in a pool. Currently these do not fall under a class of securities.

Voting Common Class B

The amount of security authorized is 9,570,000 with a total of 8,754,027 outstanding.

Voting Rights

One vote per share.

Material Rights

Liquidation Rights: Liquidation Preference- In the event of a liquidation below the money raised value there is a priority of how the money is paid back for which it can be found in the Amended and ReStated articles of incorporation in section (3) d.

Drag Along: If the sale of the company is approved as otherwise required by Delaware General Corp Act, the certificate of incorporation of this agreement then each stockholder shall have deemed to agree in advance to participation.

Tag Along: If one or more stockholders sell 10% or more of the total shares to a third party then each voting shareholder would have the right to participate in selling equity to the third party.

Section 4.4 of the Voting Shareholder Agreement- (Actions Subject to Approval)- Board Member Voting for all major decisions.

Non-Voting Common - Class D-1

The amount of security authorized is 3,190,000 with a total of 1,909,605 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common - Class D-1.

Material Rights

Liquidation Preference: In the event of a liquidation below the money raised value there is a priority of how the money is paid back for which it can be found in the Amended and ReStated articles of incorporation in section (3) d.

Drag Along: If the sale of the company is approved as otherwise required by Delaware

General Corp Act, the certificate of incorporation of this agreement then each stockholder shall have deemed to agree in advance to participation.

Tag Along: If one or more stockholders sell 10% or more of the total shares to a third party then each voting shareholder would have the right to participate in selling equity to the third party.

Non-Voting Common - Class D-2

The amount of security authorized is 1,595,000 with a total of 3,571,381 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common - Class D-2.

Material Rights

Liquidation Preference: In the event of a liquidation below the money raised value there is a priority of how the money is paid back for which it can be found in the Amended and ReStated articles of incorporation in section (3) d.

Drag Along: If the sale of the company is approved as otherwise required by Delaware General Corp Act, the certificate of incorporation of this agreement then each stockholder shall have deemed to agree in advance to participation.

Tag Along: If one or more stockholders sell 10% or more of the total shares to a third party then each voting shareholder would have the right to participate in selling equity to the third party.

Non-Voting Common - Class 2020-1

The amount of security authorized is 849,000 with a total of 847,966 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common - Class 2020-1.

Material Rights

Liquidation Preference: In the event of a liquidation below the money raised value there is a priority of how the money is paid back for which it can be found in the Amended and ReStated articles of incorporation in section (3) d.

Drag Along: If the sale of the company is approved as otherwise required by Delaware General Corp Act, the certificate of incorporation of this agreement then each stockholder shall have deemed to agree in advance to participation.

Tag Along: If one or more stockholders sell 10% or more of the total shares to a third party then each voting shareholder would have the right to participate in selling equity to the third party.

Non-Voting Common - Class 2022-1

The amount of security authorized is 4,068,500 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common - Class 2022-1.

Material Rights

Please refer to the Subscription Agreement of your investment and the Articles of Incorporation attached as Exhibit F to this Offering Memo.

Liquidation Preference: In the event of a liquidation below the money raised value there is a priority of how the money is paid back for which it can be found in the Amended and ReStated articles of incorporation in section (3) d.

Drag-Along Rights. If: (i) sale of all or substantially all of the assets of the Company; (ii) a majority of the voting equity of the Company; (iii) a merger of the Company; or (iv) any other business transaction or combination where a majority of the board post-closing is different than pre-closing) (a "Transaction"), is properly approved as otherwise required by the Delaware Corporations Code, the Certificate of Formation, the Bylaws of the Company, or this Agreement, then each shareholder shall (and is hereby deemed to have agreed in advance to have done so): (A) consent to, vote for and raise no objections against the Transaction or the process pursuant to which the Transaction was arranged, (B) waive any dissenter's or appraisal rights and similar rights with respect thereto, and (C) agree to sell all of such shareholders Securities in the Company pursuant to the Transaction. Each shareholder shall take all reasonably necessary actions in connection with the consummation of any Transactions including making the same representations, warranties, covenants, indemnities and undertakings to the prospective transferee(s) in such Transaction as made by the shareholders approving the Transaction.

Tag Along: If one or more stockholders sell 10% or more of the total shares to a third party then each voting shareholder would have the right to participate in selling equity to the third party.

Special Warrants and Option Plan

The amount of securities outstanding is 3,161,227.

Material Rights

These warrants and option plans are subject to specific goals and time-based objectives and do not currently fall any within any authorized classes of stock the Company currently has authorized in its Articles of Incorporation.

These are not included in the fully diluted calculation for our pre-money valuation, please refer to the valuation details section for further information.

Undesignated

The amount of security authorized is 3,057,500 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Undesignated.

Material Rights

Liquidation Preference: In the event of a liquidation below the money raised value there is a priority of how the money is paid back for which it can be found in the Amended and ReStated articles of incorporation in section (3) d.

Drag Along: If the sale of the company is approved as otherwise required by Delaware General Corp Act, the certificate of incorporation of this agreement then each stockholder shall have deemed to agree in advance to participation.

Tag Along: If one or more stockholders sell 10% or more of the total shares to a third party then each voting shareholder would have the right to participate in selling equity to the third party.

Convertible Note

The security will convert into Voting common class a and the terms of the Convertible Note are outlined below:

Amount outstanding: $3,000,000.00
Maturity Date: February 10, 2023
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Uplisting on the TSX exchange

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or Company transactions with related parties. Further, investors in this offering have rights less than those of other investors, and will have no influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Conversions of Equity from LLC to C-Corp
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 0
  Use of proceeds: Conversion of LLC units to C-Corp Stock. Family and Friends Investors/Founders.
  Date: September 10, 2020
  Offering exemption relied upon: Conversion of LLC units to C-Corp Stock. Family and Friends Investors/Founders

- **Name:** Class B LLC Interest
  Type of security sold: Equity
  Final amount sold: $2,000,000.00
  Number of Securities Sold: 1,923,076

Use of proceeds: Inventory, Marketing and administration
Date: March 19, 2019
Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $2,950,000.00
  Use of proceeds: Inventory, Marketing and Operations
  Date: April 06, 2021
  Offering exemption relied upon: 50% discount to next round of funding and/or $40M cap - We negotiated a settlement to convert early the note to equity in October of 2021

- **Name:** Non-Voting Common - Class 2020-1
  Type of security sold: Equity
  Final amount sold: $1,032,295.34
  Number of Securities Sold: 521,948
  Use of proceeds: Inventory, marketing, company employment and working capital
  Date: March 31, 2021
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year Ended December 31st, 2021 compared to year ended December 31st, 2020

In prior years, the company operated as Yerbae, LLC. In August 2020, the company converted to a Delaware C-Corp, Yerbae Brands Co.

Revenue:

Net Sales for fiscal year 2021 was $6,045,089, which is a 26% increase vs fiscal year

2020 Net Sales of 4,780,045.

Cost of Sales:

Cost of sales in 2021 was $2,423,723 vs 2020 costs of $1,805,106. We have continued to work with our reliable and efficient production and raw material partners to keep costs low.

Gross Margins:

2021 gross profit increased by $646,427 over 2020 gross profit of $2,974,939. The growth was achieved by expanding to new markets/distributors as well as increasing our ecommerce presence.

Expenses:

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, and fees for professional services. Our expenses increased by $2,477,496 from 2020. This increase was driven by Marketing ($1.4M) expenses to attract new customers.

Historical results and cash flows:

Each year our company continues to improve in both sales increases and cost of goods sold. Results may vary year to year and at no point can Yerbae guarantee previous results will predict future results. Yerbae estimates continued growth of Gross Revenue and is continuously working to improve on Cost of Goods Sold for long-term shareholder value. In previous years of operating in our experience marketing, production and raw material sourcing have all contributed a significant cash need to ensure the company's success. Cash was generated to support the growth of our business by selling equity to our current investors. In the future, our company will need additional capital to support the growth and expansion of the brand.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand as of 12/31/2021: $347,806

Line of credit available as of 12/31/2021: $880,724

Inventory as of 12/31/2021: $437,376

Accounts Reveiable as of 12/31/21: $308,417

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical for the company operations and could provide Yerbae the needed capital to continue our accelerated growth.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yerbae intends to use these proceeds to fuel the growth of our business

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The length of operations will depend on the amount raised as this will directly correlate to the amount of inventory we will be able to secure. Furthermore, it will require marketing to execute in the marketplace. As of today, if we raise our minimum, we plan to continue operating as we have been for the past few years.

How long will you be able to operate the company if you raise your maximum funding goal?

The funds raised through this round if fully contributed could carry the company for approximately 12 months. The Company's average burn rate over the past 12 months has been approximately $290,000/month.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently we have additional future sources of capital available to the company in the form of a line of credit and potential future capital funding rounds.

Please note on May 19, 2022, the Company entered into an agreement (the "Arrangement Agreement") related to the merger and business combination of the Company with Kona Bay Technologies Inc., a British Columbia corporation ("Kona Bay") listed on the TSX Venture Exchange ("TSXV") (TSXV: KBY.H) (the "Transaction"). In connection with the Transaction, a wholly-owned British Columbia subsidiary of Kona Bay intends to complete concurrent financing to raise minimum gross proceeds of US$5,000,000 (less any amounts raised in the Company's instant StartEngine crowdfunding financing) (the "Concurrent Financing"). The Transaction is structured as a reverse triangular merger. The combined company resulting from the completion of the Transaction (the "Resulting Issuer") would be renamed "Yerbaé Brands Co." or such other name as agreed to by the Company and Kona Bay. Upon completion, the stockholders of the Company would be stockholders of the Resulting Issuer. The Company would continue to operate as a wholly-owned subsidiary.

The Transaction is subject to the approval of the TSXV, the stockholders of Kona Bay, voting stockholders of the Company, judicial approval of the ‘plan of arrangement pursuant to the Business Corporations Act (British Columbia), and completion of the Concurrent Financing. All shares of the Resulting Issuer issued to stockholders of the Company, including purchasers in the Company’s current crowdfunding offering, will be non-transferable for 18 months from the transaction closing date.

Please refer to the Company's Risk Factors.

Indebtedness

- **Creditor:** Ampla
  Amount Owed: $319,276.00
  Interest Rate: 12.0%
  Maturity Date: January 01, 2023

- **Creditor:** Small Business Administration
  Amount Owed: $150,000.00
  Interest Rate: 3.75%
  Maturity Date: October 19, 2050

- **Creditor:** Nissan
  Amount Owed: $196,432.00
  Interest Rate: 5.49%
  Maturity Date: October 10, 2026

- **Creditor:** Ford
  Amount Owed: $30,278.00
  Interest Rate: 2.9%
  Maturity Date: December 03, 2026

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $44,586,114.33

Valuation Details:

The company determined its valuation based on multiple factors. First, we analyzed the track records of recent beverage sales and public fund-raising information. In the past decade plus, there have been key sales of beverage brands including Vitamin Water, Monster, Body Armor, Soda Stream, Rockstar, Super Coffee, and Core to name a few. Based on this we reviewed their multiples and utilized a multiple of 5.8 for our valuation. Second, we valued our historical revenue and growth. In 2021, the company ended the fiscal year with over $6.8M in gross sales. Third, we valued the brand and our experience.

The company set its valuation internally, without a formal third-party independent evaluation. The pre-money valuation has ***not*** been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares ar ***not*** exercised; and (iii) any shares reserved for issuance under a stock plan are ***not*** issued. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $3,000,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Please also refer to our Risk Factors for further information regarding an upcoming transaction that may affect your investment.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.63 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Working Capital*
  94.5%
  Working capital for the business.

If we raise the over allotment amount of $4,999,999.95, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  25.0%
  eCommerce marketing and advertising.

- *Working Capital*
  25.0%
  Working capital for the business.

- *Inventory*
  25.0%
  Inventory for the business.

- *Company Employment*
  19.5%
  Funding for new employees.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://yerbae.com/ (investors.yerbae.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/yerbae

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Yerbaé Brands Co.

[See attached]

SIKICH®

YERBAÉ BRANDS CO.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT

For the Year Ended December 31, 2020

SIKICH.COM

YERBAÉ BRANDS CO.
TABLE OF CONTENTS

1415 West Diehl Road, Suite 400
Naperville, IL 60563
630.566.8400

SIKICH.COM

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Yerbaé Brands Co.
Scottsdale, Arizona

We have audited the accompanying financial statements of Yerbaé Brands Co. (the Company), which comprise the balance sheet as of December 31, 2020, and the related statements of operations, changes in stockholders'/members' equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yerbaé Brands Co. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Sikich LLP

Naperville, Illinois
May 10, 2021

FINANCIAL STATEMENTS

YERBAÉ BRANDS CO.

BALANCE SHEET

December 31, 2020

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	239,267
Accounts receivable		385,198
Inventory		418,765
TOTAL ASSETS	$	1,043,230

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$	462,091
Due to Gourmet Growth		369,319
Accrued expenses		525,663
Total current liabilities		1,357,073
LONG-TERM LIABILITIES		
Due to stockholder		200,000
Note payable		150,000
Total long-term liabilities		350,000
Total liabilities		1,707,073
STOCKHOLDERS' EQUITY		
Common stock, $.0001 par value, 25,000,000 shares authorized, 15,079,308 shares issued and outstanding at December 31, 2020		1,508
Additional paid-in capital		880,299
Accumulated deficit		(1,545,650)
Total stockholders' equity (deficit)		(663,843)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,043,230

See accompanying notes to financial statements.

YERBAÉ BRANDS CO.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2020

REVENUES	
Gross revenues	$ 5,867,823
Less discounts	(1,414,667)
Total net revenues	4,453,156
COST OF SALES	2,413,285
Gross profit	2,039,871
OPERATING EXPENSES	3,835,492
Loss from operations	(1,795,621)
OTHER INCOME (EXPENSE)	
Other income	312,126
Interest expense	(62,155)
Total other income (expense)	249,971
NET LOSS	$ (1,545,650)

See accompanying notes to financial statements.

YERBAÉ BRANDS CO.

STATEMENT OF CHANGES IN STOCKHOLDERS'/MEMBERS' EQUITY (DEFICIT)

For the Year Ended December 31, 2020

	Common Stock		Additional			
	Number of Shares	Amount	Paid-In Capital	Accumulated Deficit	Members' Equity	Total
BALANCE, BEGINNING OF YEAR	-	$ -	$ -	$ -	$ 881,807	$ 881,807
Shares issued due to conversion from LLC to C-Corp	15,079,308	1,508	880,299	-	(881,807)	-
Net loss	-	-	-	(1,545,650)	-	(1,545,650)
BALANCE, END OF YEAR	15,079,308	$ 1,508	$ 880,299	$ (1,545,650)	$ -	$ (663,843)

See accompanying notes to financial statements.

YERBAÉ BRANDS CO.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (1,545,650)
Adjustments to reconcile net loss to net cash flows from operating activities	
Bad debt	9,062
Increase (decrease) in	
Accounts receivable	(66,209)
Inventory	(1,621)
Increase (decrease) in	
Accounts payable	268,651
Accrued expenses	313,082
Total adjustments	522,965
Net cash from operating activities	(1,022,685)
CASH FLOWS FROM INVESTING ACTIVITIES	
None	-
Net cash from investing activities	-
CASH FLOWS FROM FINANCING ACTIVITIES	
Due to gourmet growth	369,319
Advances from due from stockholder	200,000
Proceeds from note payable	150,000
Net cash from financing activities	719,319
NET DECREASE IN CASH AND CASH EQUIVALENTS	(303,366)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	542,633
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 239,267
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid for interest	$ (62,155)
SUPPLEMENTAL DISCLOSURES OF NONCASH TRANSACTIONS	
Notes payable and accrued interest converted to members units	$ 200,000

See accompanying notes to financial statements.

1. DESCRIPTION OF BUSINESS

Yerbaé, LLC (the Company) a limited liability corporation was formed in 2016 and is a manufacturer of enhanced sparkling water for distribution throughout the United States.

On September 14, 2020, Yerbaé Brands Co., a corporation was formed and all members interest in Yerbaé, LLC were converted to class A, B, C, and D stock. (See Note 9) for explanation of conversion.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Company:

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (USGAAP).

Use of Estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Inventories

Inventories are valued at the lower of cost or net realizable value with cost determined on a first-in/first-out (FIFO) basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Accounts are considered delinquent when the account is not paid within the terms specified for each customer. To reduce credit risk with accounts receivable, the Company performs ongoing evaluations of its customers' financial condition and generally requires no collateral from its customers. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers. At December 31, 2020, the Company has recorded an allowance of $0.

Contract assets as of January 1, 2020 was $328,193.

Revenue Recognition

The Company derives revenues from one primary sources: product sales.

Product Sales

These contracts with customers include the sale of sparkling water. The Company transfers control and recognizes revenue from the sale of product at a point in time upon delivery of sparkling water to customers or distributors pursuant to the terms of the contract. In general, the sale of sparkling water does not include multiple promised goods and services.

Sales taxes collected from customers are excluded from revenues and the obligation is included in accrued liabilities until the taxes are remitted to the appropriate taxing authorities. The Company accounts for shipping and handling activities as a fulfillment of its promise to transfer the goods. Accordingly, shipping and handling costs are included in cost of sales.

The following reflects the disaggregation of revenue by region and the timing of revenue recognition for the year ended December 31, 2020:

Revenue Stream	
Midwest	$ 1,293,256
West	1,879,639
East	1,280,261
TOTAL REVENUE	$ 4,453,156

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

Timing of Revenue Recognition

Goods and services transferred at a point in time	$ 4,453,156
Services transferred over time	-
TOTAL REVENUE	$ 4,453,156

Products are primarily sold to customers throughout the United States. Product orders are typically processed within 5 days of order receipt and collected within 60 days from shipment. Various economic factors affect the recognition of revenue and cash flows including availability of products at competitive prices from overseas manufacturers; skilled labor; and prompt payment by customers.

Performance Obligations and Significant Judgments and Estimates

The transaction price is allocated to each distinct performance obligation using an estimate of stand-alone selling price. The stand-alone selling price is generally based on observable prices. The establishment of stand-alone selling price requires judgment as to whether there is a sufficient quantity of items sold on a stand-alone basis and those prices demonstrate an appropriate level of concentration to conclude that a stand-alone selling price exists.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purpose. The differences relate primarily to depreciable assets, allowance for bad debt, basis of inventories, and certain liabilities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income.

Loan Received under the Paycheck Protection Program (PPP) Established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act, Implemented by the Small Business Administration

In response to the coronavirus (COVID-19) outbreak in 2020, the U.S. Federal Government enacted the CARES Act that, among other economic stimulus measures, established the PPP to provide loans to small businesses, as defined in the CARES Act. On April 9, 2020, the Company was granted a loan through the PPP under the CARES Act in the amount of $302,126. The Company has elected to account for the loan as a debt obligation and should all or part of the loan be forgiven, will record the amount forgiven as forgiveness of debt in the consolidated statement of income in the year the Company receives a legal release of the debt. See note 12 for further details.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Lease Accounting Standards Update

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, *Leases (Topic 842)*, to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU No. 2016-02, as amended by ASU No. 2019-10 is effective for nonpublic entities for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021. ASU No. 2016-02 originally specified a modified retrospective transition method which requires the entity to initially apply the new leases standard at the beginning of the earliest period presented in the financial statements.

In July 2018, FASB issued ASU No. 2018-11, *Leases (Topic 842): Targeted Improvements,* providing a second, optional transition method which allows the entity to apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

In June 2020, FASB issued ASU No. 2020-05, *Leases (Topic 842): Effective Dates for Certain Entities*, for private companies, to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently assessing the impacts of this new standard, including the two optional transition methods.

Equity Appreciation Rights

Equity appreciation rights are accounted for as liabilities given their redemption provisions. Accordingly, the Company records fair values of the unit rights on their grant date and remeasures them at each reporting period. Compensation expense is recorded based on the change in fair value and after considering the portion of the rights that are vested, until the awards are settled.

Advertising

The Company expenses advertising costs as incurred. Total advertising expense for 2020 was $718,370.

Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued or are available to be issued. These events and transactions either provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements (that is, recognized subsequent events), or provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date (that is, nonrecognized subsequent events).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events (Continued)

Management has evaluated subsequent events through May 10, 2021 which was the date that these financial statements were available for issuance, and determined that there were no significant nonrecognized subsequent events through that date, except as described below.

On April 6, 2021, the Company entered into a convertible promissory note with an unrelated third party in the amount of $1,000,000 with interest at 5% due on April 6, 2023. The note contains a conversion provision that upon qualified financing, as defined in the agreement, can be converted into common stock.

During March 2020, the Covid-19 virus was declared a global pandemic and continues to spread rapidly. Business continuity, including supply chains and consumer demand across a broad range of industries and countries has been severely impacted as governments and their citizens take significant and unprecedented measures to mitigate the consequences of the pandemic. Management is carefully monitoring the situation and evaluating its options during this time. No adjustments have been made to these financial statements as a result of this uncertainty.

3. DUE TO GOURMET GROWTH

On December 16, 2019, the Company signed a production run sale agreement with Gourmet Growth LLC. The agreement indicates that Gourmet Growth will advance funds for production runs for an advance fee of .5% of the invoice. If the production requires an advance deposit, Gourmet Growth may add a mark up to the invoice in the amount of .5% to the deposit invoice. The interest charged by Gourmet Growth on all outstanding invoices is 1% per month. The outstanding balance due to Gourmet Growth at December 31, 2020 was $369,319.

4. NOTE PAYABLE STOCKHOLDER

At December 31, 2020, notes payable includes an unsecured note from one of the Company's stockholders. This note bears interest at 5% and is due on October 15, 2022. The principal balance of this note aggregated $200,000 as of December 31, 2020. The note is not documented by a formal agreement.

5. LONG-TERM DEBT

Long-term debt consisted of the following at December 31, 2020:

Note payable to the SBA, secured by all assets of the Company, due July 2050, payable in monthly principal and interest payments of $731. Interest on the note is at 3.75%.	$ 150,000
Less current maturities	-
NET LONG-TERM DEBT	$ 150,000

5. LONG-TERM DEBT (Continued)

Future principal maturities of long-term debt at December 31 were as follows:

2021	$ -
2022	-
2023	1,538
2024	3,166
2025	3,304
Thereafter	141,992
TOTAL	$ 150,000

6. INCOME TAXES

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income taxable for federal and state income tax reporting purposes. Total tax provision differs from the statutory tax rates applied to income before provision for income taxes due principally to loan forgiveness amounts that are not taxable and expenses charged which are not tax deductible.

The net deferred tax assets in the accompanying balance sheet included the following components:

Deferred tax asset	$ 231,043
Valuation allowance	(231,043)
DEFERRED TAX ASSET	$ -

The deferred tax asset as of December 31, 2020 was comprised of the tax effect of cumulative temporary differences as follows:

Inventory	$ 129
Net operating loss - federal	173,785
Net operating loss - state	57,129
Valuation allowance	(231,043)
TOTAL	$ -

The Company has available at December 31, 2020 unused operating loss carryforwards of approximately $230,914, which can be carried forward indefinitely and may provide future tax benefits.

6. INCOME TAXES (Continued)

The Company recorded a valuation allowance against loss carryforwards and inventories of $231,043 during the year ended December 31, 2020. The Company has provided the allowances because it is more-likely-than-not that a substantial portion of the assets will not be realized.

7. CONCENTRATION OF CREDIT RISK

The Company places its cash with high credit quality financial institutions, which are federally insured up to prescribed limits. However, the amount of cash equivalents at any one institution may exceed the federally insured prescribed limits. The Company was not in excess of limits as of December 31, 2020.

Approximately 27% of the Company's gross sales were made to two customers during the year ended December 31, 2020. The Company had accounts receivable of approximately $214,070 from these customers at December 31, 2020. A loss of any of these customers could potentially have a material adverse impact on the Company.

8. OPERATING LEASE

The Company leases office space from one of its members on a month-to-month basis with monthly rentals amounting to $6,069. Total amounts paid for rent amounted to $73,070 for the year ended December 31, 2020.

9. STOCK TRANSACTION

On August 21, 2020, Yerbaé, LLC converted from a Delaware limited liability company into a Delaware corporation and changed its name to Yerbaé Brands, Co. Effective September 14, 2020, all of the then Yerbaé, LLC outstanding Class A, Class B, Class D, and 2020-1 units were converted into Yerbaé Brands, Co. common stock on a 1 to 1 basis. There are no preferences with the stock. Class A and Class B have the same rights as Class D and 2020-1, but in addition, have voting rights. See summary of stock classes below:

Class	Voting	Authorized	Issued and Outstanding
A	Voting	11,000,000	8,771,110
B	Voting	6,000,000	4,538,967
D-1	Non-voting	2,000,000	961,538
D-2	Non-voting	1,000,000	807,692
2020-1	Non-voting	500,000	-
Unassigned	Non-voting	4,500,000	-
TOTAL		25,000,000	15,079,308

10. EQUITY APPRECIATION RIGHTS PLAN

During the year ended December 31, 2018, the Company entered into an equity appreciation rights plan with certain employees. As discussed in Note 2, under the plan, individuals earn compensation based on the excess of the current fair market values per share of the Company over the fair market values per share of the Company in the year the rights were awarded. These fair value estimates have been based upon a Company valuation model as of December 31, 2018. At December 31, 2020, the equity appreciation rights carried a $1.14 value and the total accrued compensation was insignificant the year ended December 31, 2020. The rights vest over graded vesting schedules ranging three to five years. During the year ended December 31, 2020, $235,000 of additional rights were granted to certain employees.

As of and for the year ended December 31, 2020, the number of rights outstanding and vested are as follows:

	Rights Outstanding		Rights Vested
BALANCE, DECEMBER 31, 2019	695,000	$	-
Rights vested	-		110,580
Rights granted	235,000		-
Rights settled	-		-
Rights forfeited	(275,000)		-
Change in fair value	-		-
BALANCE, DECEMBER 31, 2020	655,000	$	110,580

11. PAYCHECK PROTECTION PROGRAM (PPP) LOAN

The Company received forgivable PPP funds of $302,126 on April 9, 2020, which was the first day of the covered period, as defined in the CARES Act. The Company opted for a 24-week covered period, which concluded on September 17, 2020. PPP proceeds were used for qualifying expenses as defined in the CARES Act. On December 9, 2020, the Company received notification of forgiveness of the PPP funds.

12. MANAGEMENT PLANS

In fiscal year 2020, the Company experienced net loss of $(1,545,650). This income decreased the retained earnings at December 31, 2020 to $(663,843). As of that date, the Company's current liabilities exceeded its current assets by $313,743, included in the liabilities is $296,613 of investor deposits which will be converted into stock in 2021.

12. MANAGEMENT PLANS (Continued)

The Management and board has approved 2021 business plan that projects negative cash flows and income from operations. As the Company continues to aggressively pursuing new revenue sources and building brand awareness for 2021 and beyond we expect to continue losses based on investments into the consumer awareness, new retail location expansion and continued investment into E-commerce and infrastructure builds in 2021. There can be no assurance that the Company will be successful in accomplishing its objectives, however, management believes these efforts have already begun to impact the Company's financial condition and expect to continue the progression of the brand building for long-term success. To support this growth, the Company has approved at the board level additional fundraising up to $7,000,000 in 2021.

YERBAÉ BRANDS CO.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITOR'S REPORT

For the Year Ended December 31, 2021

SIKICH.COM

YERBAÉ BRANDS CO.
TABLE OF CONTENTS

SIKICH.

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS
Members of American Institute of Certified Public Accountants

1415 West Diehl Road, Suite 400
Naperville, IL 60563
630.566.8400

SIKICH.COM

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Yerbaé Brands Co.
Scottsdale, Arizona

Opinion

We have audited the accompanying financial statements of Yerbaé Brands Co. (the Company) (a Delaware corporation), which comprise the balance sheet as of December 31, 2021, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Yerbaé Brands Co. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the financial statements, the Company's significant operating losses, working capital deficit, negative cash flows from operations, and stockholders' deficit, raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Sikich LLP

Naperville, Illinois
May 9, 2022

FINANCIAL STATEMENTS

YERBAÉ BRANDS CO.

BALANCE SHEET

December 31, 2021

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	347,806
Accounts receivable		308,417
Inventories		437,376
Prepaid expenses and other current assets		110,847
Total current assets		1,204,446
Property and equipment, net		241,891
TOTAL ASSETS	$	1,446,337

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES		
Accounts payable	$	799,184
Current maturities of notes payable		61,681
Due to Gourmet Growth		319,276
Accrued expenses		367,821
Total current liabilities		1,547,962
LONG-TERM LIABILITIES		
Notes payable		315,030
Total long-term liabilities		315,030
Total liabilities		1,862,992
STOCKHOLDERS' EQUITY (DEFICIT)		
Common stock, $.0001 par value, 25,000,000 shares authorized, 18,404,032 shares issued and outstanding at December 31, 2021		1,840
Additional paid-in capital		4,928,816
Accumulated deficit		(5,347,311)
Total stockholders' equity (deficit)		(416,655)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	1,446,337

See accompanying notes to financial statements.

YERBAÉ BRANDS CO.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2021

REVENUES	
Gross revenues	$ 6,839,879
Less discounts	(794,790)
Total net revenues	6,045,089
COST OF SALES	2,423,723
Gross profit	3,621,366
OPERATING EXPENSES	7,248,056
Loss from operations	(3,626,690)
OTHER INCOME (EXPENSE)	
Interest expense	(174,971)
Total other income (expense)	(174,971)
NET LOSS	$ (3,801,661)

See accompanying notes to financial statements.

YERBAÉ BRANDS CO.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

For the Year Ended December 31, 2021

	Common Stock		Additional		
	Number of Shares	Amount	Paid-In Capital	Accumulated Deficit	Total
EQUITY (DEFICIT), DECEMBER 31, 2020	15,079,308	$ 1,508	$ 880,299	$ (1,545,650)	$ (663,843)
Issuance of common stock	3,324,724	332	4,048,517	-	4,048,849
Net loss	-	-	-	(3,801,661)	(3,801,661)
EQUITY (DEFICIT), DECEMBER 31, 2021	18,404,032	$ 1,840	$ 4,928,816	$ (5,347,311)	$ (416,655)

See accompanying notes to financial statements.

YERBAÉ BRANDS CO.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (3,801,661)
Adjustments to reconcile net loss to net cash flows from operating activities	
Bad debt	25,304
Depreciation	11,563
(Increase) decrease in	
Accounts receivable	51,150
Inventory	(18,611)
Prepaid expenses and other current assets	(110,847)
Increase (decrease) in	
Accounts payable	337,093
Accrued expenses	(157,842)
Total adjustments	137,810
Net cash from operating activities	(3,663,851)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(253,454)
Net cash from investing activities	(253,454)
CASH FLOWS FROM FINANCING ACTIVITIES	
Payments to Gourmet Growth	(2,314,446)
Proceeds from Gourmet Growth	2,264,403
Payments on note payable	(5,743)
Proceeds from note payable	232,454
Proceeds from issuance of common stock	3,849,176
Net cash from financing activities	4,025,844
NET INCREASE IN CASH AND CASH EQUIVALENTS	108,539
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	239,267
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 347,806
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid for interest	$ (174,971)
SUPPLEMENTAL DISCLOSURES OF NONCASH TRANSACTIONS	
Notes payable and accrued interest converted to equity	$ 199,673

See accompanying notes to financial statements.

1. DESCRIPTION OF BUSINESS

Yerbaé, LLC (the Company) was formed in 2016 and is a manufacturer of enhanced sparkling water for distribution throughout the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed by the Company:

Basis of Presentation

The accompanying financial statements of the Company have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America (USGAAP).

Use of Estimates

The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Inventories

Inventories are valued at the lower of cost or net realizable value with cost determined on a first-in/first-out (FIFO) basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the following estimated useful lives:

	Years
Vehicles	5

Depreciation expense for the year ended December 31, 2021 was $11,563.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Accounts are considered delinquent when the account is not paid within the terms specified for each customer. To reduce credit risk with accounts receivable, the Company performs ongoing evaluations of its customers' financial condition and generally requires no collateral from its customers. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers. At December 31, 2021, the Company has recorded an allowance of $0.

Contract assets as of January 1, 2021 was $385,198.

Revenue Recognition

The Company is in the business of manufacturing enhanced sparkling water and derives its revenues from one primary source, product sales. Revenue from contracts with customers is recognized when control of the goods are transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods. The Company has generally concluded that it is the principal in its revenue arrangements because it typically controls the goods before transferring them to the customer.

Product Sales

Contracts with customers include the sale of sparkling water. The Company transfers control and recognizes revenue from the sale of product at a point in time upon delivery of sparkling water to customers or distributors pursuant to the terms of the contract. In general, the sale of sparkling water does not include multiple promised goods and services.

Sales taxes collected from customers are excluded from revenues and the obligation is included in accrued liabilities until the taxes are remitted to the appropriate taxing authorities. The Company accounts for shipping and handling activities as a fulfillment of its promise to transfer the goods. Accordingly, shipping and handling costs are included in cost of sales.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Performance Obligations and Significant Judgments and Estimates

The transaction price is allocated to each distinct performance obligation using an estimate of stand-alone selling price. The stand-alone selling price is generally based on observable prices. The establishment of stand-alone selling price requires judgment as to whether there is a sufficient quantity of items sold on a stand-alone basis and those prices demonstrate an appropriate level of concentration to conclude that a stand-alone selling price exists.

The following reflects the disaggregation of the Company's net revenue from contracts with customers for the year ended December 31, 2021:

Revenue Stream	
Midwest	$ 2,545,879
West	1,825,989
East	1,673,221
TOTAL NET REVENUE	$ 6,045,089

Timing of Net Revenue Recognition	
Goods and services transferred at a point in time	$ 6,045,089
Services transferred over time	-
TOTAL NET REVENUE	$ 6,045,089

Products are primarily sold to customers throughout the United States. Product orders are typically processed within five days of order receipt and collected within 60 days from shipment. Various economic factors affect the recognition of revenue and cash flows including availability of products at competitive prices from overseas manufacturers; skilled labor; and prompt payment by customers.

Contract Assets and Liabilities

The timing of revenue recognition, billings, and cash collections results in billed accounts receivable (contract assets) on the balance sheet. Amounts are billed upon shipment of the products and acceptance by the customer. The Company may request advances or deposits from customers before revenue is recognized, which results in contract liabilities. These contract liabilities are released as the performance obligations are satisfied. As of December 31, 2021, there were no contract liabilities.

Accounts receivable	$ 308,417

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purpose. The differences relate primarily to depreciable assets, allowance for bad debt, basis of inventories, and certain liabilities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses and tax credits that are available to offset future taxable income.

Lease Accounting Standards Update

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, *Leases (Topic 842)*, to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU No. 2016-02, as amended by ASU No. 2019-10, was effective for nonpublic entities for fiscal years beginning after December 15, 2020 and interim periods within fiscal years beginning after December 15, 2021. ASU No. 2016-02 originally specified a modified retrospective transition method which requires the entity to initially apply the new leases standard at the beginning of the earliest period presented in the financial statements.

In July 2018, FASB issued ASU No. 2018-11, *Leases (Topic 842): Targeted Improvements,* providing a second, option transition method which allows the entity to apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. On June 3, 2020, FASB issued ASU No. 2020-05, *Leases (Topic 842): Effective Dates for Certain Entities,* for private companies, to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently assessing the impacts of this new standard, including the two transition methods.

Equity Appreciation Rights

Equity appreciation rights are accounted for as liabilities given their redemption provisions. Accordingly, the Company records fair values of the unit rights on their grant date and remeasures them at each reporting period. Compensation expense is recorded based on the change in fair value and after considering the portion of the rights that are vested, until the awards are settled.

Advertising

The Company expenses advertising costs as incurred. Total advertising expense for 2021 was $2,215,823.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued or are available to be issued. These events and transactions either provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements (that is, recognized subsequent events), or provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date (that is, nonrecognized subsequent events).

Management has evaluated subsequent events through May 9, 2022, which was the date that these financial statements were available for issuance, and determined that there were no significant nonrecognized subsequent events through that date.

3. PROPERTY AND EQUIPMENT

Property and equipment, recorded at cost, consisted of the following at December 31:

Vehicles	$	253,454
Less accumulated depreciation		(11,563)
PROPERTY AND EQUIPMENT, NET	$	241,891

4. INVENTORIES

Inventories consist of the following as of December 31, 2021:

Raw material	$	45,133
Finished goods		393,146
Reserve for shrinkage		(903)
TOTAL	$	437,376

5. DUE TO GOURMET GROWTH

On December 16, 2019, the Company signed a production run sale agreement with Gourmet Growth LLC. The agreement indicates that Gourmet Growth will advance funds for production runs for an advance fee of .5% of the invoice. If the production requires an advance deposit, Gourmet Growth may add a mark up to the invoice in the amount of .5% to the deposit invoice. The interest charged by Gourmet Growth on all outstanding invoices is 1% per month. The agreement automatically extends for one year annually and is guaranteed by a stockholder of the Company. The outstanding balance due to Gourmet Growth was $319,276 at December 31, 2021. The agreement has no fixed repayment terms.

6. NOTE PAYABLE STOCKHOLDER

In October 2020, the Company issued to stockholders convertible promissory notes in the aggregate principal amount of $200,000. The notes bear interest at a fixed annual rate of 5%. All principal and interest on the notes are due on October 15, 2022. At the sole discretion of the note holders, on or before the maturity date, all principal and accrued interest on the notes could be convertible into shares of the Company's Class A common stock. The notes are convertible at a conversion price equal to the lessor of 50% of the lowest price per share of equity paid by other investors and the average price per share outstanding immediately prior to the conversion. On October 7, 2021, the principal balance of $200,000 plus accrued interest of $10,427 was converted into 194,838 shares of the Company's Class A common stock.

7. LONG-TERM DEBT

Notes payable consisted of the following at December 31, 2021:

Note payable to the SBA, secured by all assets of the Company, due July 2050, payable in monthly principal and interest payments of $731. Interest on the note is at 3.75%. The first monthly installment is due in October 2022.	$	150,000
Notes payable in monthly installments ranging from $543 to $652, including interest ranging from 2.90% to 5.49%, due October 2026 to December 2026. The notes are secured by vehicles.		226,711
Subtotal		376,711
Less current maturities		(61,681)
TOTAL	$	315,030

Future principal maturities of long-term debt at December 31 were as follows:

2022	$	61,681
2023		61,681
2024		61,681
2025		61,681
2026		23,847
Thereafter		106,140
TOTAL	$	376,711

8. INCOME TAXES

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income taxable for federal and state income tax reporting purposes. Total tax provision differs from the statutory tax rates applied to income before provision for income taxes due principally to stock appreciation rights that are not taxable and expenses charged which are not tax deductible.

The net deferred tax assets in the accompanying balance sheet included the following components:

Deferred tax asset	$	991,592
Valuation allowance		(991,592)
DEFERRED TAX ASSET	$	-

The deferred tax asset as of December 31, 2021 was comprised of the tax effect of cumulative temporary differences as follows:

Inventory	$	106
Stock Appreciation Rights		46,717
Depreciation		(63,137)
Net operating loss - federal		249,364
Net operating loss - state		758,542
Valuation allowance		(991,592)
TOTAL	$	-

The Company has available at December 31, 2021 unused operating loss carryforwards of $1,007,906 which can be carried forward indefinitely and may provide future tax benefits.

The Company recorded a valuation allowance against loss carryforwards, inventories, stock appreciation rights of $991,592 during the year ended December 31, 2021. The Company has provided the allowances because it is more-likely-than-not that a substantial portion of the assets will not be realized.

9. CONCENTRATION OF CREDIT RISK

The Company places its cash with high credit quality financial institutions, which are federally insured up to prescribed limits. However, the amount of cash equivalents at any one institution may exceed the federally insured prescribed limits. The Company was not in excess of limits as of December 31, 2021.

10. OPERATING LEASE

The Company leases office space from one of its members on a month-to-month basis with monthly rentals amounting to $10,378. Lease payments on short-term leases are recognized as expense on a straight-line basis over the lease term. Total amounts paid for rent amounted to $121,832 for the year ended December 31, 2021.

11. STOCK TRANSACTION

On August 21, 2020, Yerbaé, LLC converted from a Delaware limited liability company into a Delaware corporation and changed its name to Yerbaé Brands, Co. Effective September 14, 2020, all of the then Yerbaé, LLC outstanding Class A, Class B, Class D, and 2020-1 units were converted into Yerbaé Brands, Co. common stock on a 1 to 1 basis. There are no preferences with the stock. Class A and Class B have the same rights as Class D and 2020-1, but in addition, have voting rights. See summary of stock classes below:

Class	Voting	Authorized	Issued and Outstanding
A	Voting	11,000,000	8,965,949
B	Voting	6,000,000	5,488,527
D-1	Non-voting	2,000,000	1,197,268
D-2	Non-voting	2,220,637	2,220,637
2020-1	Non-voting	531,651	531,651
Unassigned	Non-voting	3,247,712	-
TOTAL		25,000,000	18,404,032

12. EQUITY APPRECIATION RIGHTS PLAN

During the year ended December 31, 2018, the Company entered into an equity appreciation rights plan with certain employees. Under the plan, individuals earn compensation based on the excess of the current fair market values per share of the Company over the fair market values per share of the Company in the year the rights were awarded. These fair value estimates have been based on an agreed upon Company valuation model, as detailed in the Equity Appreciation Rights Plan. At December 31, 2021, the equity appreciation rights carried a $1.14 value. At December 31, 2021, cumulative compensation expense was recorded in the amount of $178,980, which is included in operating expenses with a corresponding increase to accrued expenses. The rights vest over graded vesting schedules ranging three to five years and are settled in cash. During the years ended December 31, 2021, $285,000 of additional rights were granted to certain employees. As of December 31, 2021, there was $731,190 of unrecognized compensation expense related to nonvested rights which will be recognized over the remaining vesting period. The weighted average remaining vesting period, in years, is 2.54 as of December 31, 2021.

12. EQUITY APPRECIATION RIGHTS PLAN (Continued)

As of and for the year ended December 31, 2021, the number of rights outstanding and vested are as follows:

	Rights Outstanding		Rights Vested	
BALANCE, DECEMBER 31, 2020	$	655,000	$	110,580
Rights vested		-		68,400
Rights granted		285,000		-
Rights forfeited		(8,000)		-
BALANCE, DECEMBER 31, 2021	$	932,000	$	178,980

13. MANAGEMENT PLANS

In fiscal year 2021, the Company experienced net loss of $(3,801,661). This loss coupled with conversion of debt to equity increased the accumulated deficit at December 31, 2021 to $(416,655). As of that date, the Company's current liabilities exceeded its current assets by $343,516.

The Management and board has approved 2022 business plan that projects negative cash flows and income from operations. As the Company continues to aggressively pursuing new revenue sources and building brand awareness for 2022 and beyond, we expect to continue losses based on investments into the consumer awareness, new retail location expansion, and continued investment into E-commerce and infrastructure builds in 2022. There can be no assurance that the Company will be successful in accomplishing its objectives, however, management believes these efforts have already begun to impact the Company's financial condition and expect to continue the progression of the brand building for long-term success. To support this growth, the Company has approved at the board level additional fundraising up to $3,000,000 in 2022.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Yerbaé

Naturally Caffeinated Energy


Yerbaé
NATURALLY CAFFEINATED ENERGY

Website | Scottsdale, AZ | FOOD & BEVERAGE

Yerbaé naturally caffeinated energy is disrupting the clean energy space with a line of great tasting, zero sugar/calories and plant-based drinks designed to meet the needs of the wellness forward consumer. Yerbaé has grown from $834K net sales in its first year of business to over $6M net sales in 2021. The brand is successfully aligning with prominent retailers across the country like Sprouts Farmers Market, CVS, Stop N Shop, Safeway, Albertsons, Vons, Shaws, Acme, Jewel, Circle K, Raley's, Meijer, and many more.

$0.00 raised

$1,069,782 previously crowdfunded

0 Investors	$44.6M Valuation
$1.37 Price per Share	$500.05 Min. Investment
Common Shares Offered	Equity Offering Type
$5M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- We've signed an agreement to be acquired by Kona Bay Technologies, a Canadian public corporation! This transaction is currently in progress, please see our offering materials for further details.*
- Since our launch, we have sold more than 19 million+ cans to consumers across the country as of 12/31/21 and our company has grown 624% in net sales. Energy drinks account for roughly $15 billion in sales in the US marketplace, and we are revolutionizing the space with our plant-based, naturally caffeinated beverages.
- Our team of beverage and business industry leaders have experience building some of the leading brands and companies in their competitive industries. Here are a list of the companies our management played a significant role in and ultimately lead to the sale of each of the businesses: SoBe (sold to Pepsi Cola); Fuze Beverage (sold to Coca Cola); Nos Energy Drink (sold to Coca Cola); Vintage Tech Recyclers (Founder Karrie Gibson: Sold to Kuusakoski Recycling)

**Please refer to our Offering Materials for further details on the status of our agreement with Kona Bay Technologies, Inc. and please refer to our disclosure regarding this at the end of our Campaign Page.*

OVERVIEW

Naturally Caffeinated Energy

We believe Yerbaé Naturally Caffeinated Energy is revolutionizing the energy drink space and our company is actively pursuing a public offering with an anticipated listing on a public exchange in the next 12-18 months. *(Please refer to our disclosure below regarding the transaction and refer to our offering materials for further details)**. Our products are great-tasting, zero calorie/sugar and plant-based, making them the perfect alternative to the sugary energy drinks that make up the majority of today's marketplace, in our view.

Since the launch in 2017, the company has grown from $834K net sales in its first year of business to over $6M net sales in 2021. With distribution in 10,000+ stores like Albertsons, Sprouts Farmers Market, CVS, and Circle K, and an ecommerce business that has almost doubled over the last 12 months, we are just getting started.

Our team has a combined 120+ years of experience in building successful companies. We are quite diverse in our background with experience that includes building companies from the ground up through eventual exits and participating at management levels of some of the most exciting brands in the industry*:

- Vintage Tech Recyclers (sold to Kuusakoski US) - Karrie Gibson (Founder)
- SoBe (sold to Pepsi Cola) - Todd Gibson (Management)
- Fuze Beverage (sold to Coca Cola) - Todd Gibson (Management)
- Nos Energy Drink (sold to Coca Cola) - Todd Gibson (Management)

Past performance does not guarantee future success.



624%
Increase since launch in 2017
Customers
10,000 +
Locations Selling Yerbaé
DTC GROWTH
+54%
Net Revenue
+26%
Gross MARGIN
60%
4 - Year CAGR
58%
Naturally caffeinated beverages powered by nature
Made from Yerba Mate, a caffeinated herb that provides functional benefits for the body
Made from Guarana, a caffeinated herb used for weight loss and to reduce mental and physical fatigue
Made from White Tea, a Caffeinated herb
NO SUGAR. JUST PURE ENERGY.
ZERO
Antioxidant Rich
Diabetic Friendly
Gluten Free
Non-GMO
Keto Friendly
0 sugar, 0 calories
Non-jittery Caffeine
Recyclable Cans

THE PROBLEM

Consumer behaviors are changing and they are looking for a healthier beverage experience

They say you are what you eat, and recent trends indicate that it may be time to amend that to include "and drink." Today's health-conscious consumers are seeking products that will benefit their minds and bodies. Food and Beverage Insider recently cited 65% of consumers want functional benefits from their food and drinks. (source)



65%
of consumers want **functional benefits** from their food and drinks.

Consumers are looking for something new, in particular, alternatives to high-sugar containing soda and energy drinks. Flavored sparkling water products have emerged, but the lack of flavor and function doesn't satisfy a large segment of consumers. Consumers have a desire for something that still provides the functional benefit they get from energy drinks, without all the junk that the current market leaders contain.

THE SOLUTION

Plant-based, naturally caffeinated energy beverage with the simplicity of sparkling water

Yerbaé harnesses the benefits of Yerba Mate and White Tea, blending it with the effervescence of sparkling water.


YERBA MATE
SOUTH AMERICAN PLANT, RICH IN VITAMINS, MINERALS, AND ANTIOXIDANTS.
✓ GREATER ENERGY

Delivering a beverage experience that we feel is unrivaled in today's marketplace, our plant-based, naturally caffeinated energy is pioneering the growth of this new segment in retail stores. And it's connecting with consumers at an incredible pace.


Yerbaé
ZERO
CALORIES
OR SUGAR
NATURALLY CAFFEINATED ENERGY

Yerbaé is designed to disrupt the energy universe. We believe it is more refreshing than a cup of coffee, has more function than sodas/sparkling waters, and has a cleaner ingredient line than traditional energy drinks.


ZERO
Yerbaé

Yerbaé offers 2 primary product lines:

12oz Energy Seltzer - Yerbaé's original unsweetened energy seltzer formula served in a fun sleek can. With zero sugar and zero calories, it offers a lighter flavor and 100mg of caffeine. It's the perfect size to kick off your morning or for that afternoon "pick me up". Also makes a great zero-calorie mixer for that evening cocktail (for those over 21!).


Yerbaé
ZERO
PINEAPPLE COCONUT
100MG CAFFEINE
ORANGE CHERRY PINEAPPLE
100MG CAFFEINE
ACAI BLUEBERRY
100MG CAFFEINE
STRAWBERRY KIWI
100MG CAFFEINE
POMEGRANATE BERRY
100MG CAFFEINE

16oz Energy Drink - This line was created for those individuals who want a more full-bodied flavor and a bigger boost to get through those long days and tough workouts. It offers a much bolder flavor using Non-GMO Stevia as the sweetener. It contains 160mg of caffeine with zero sugar or sucralose and zero calories.


Yerbaé
ZERO
ORANGE VANILLA
160MG CAFFEINE

With more and more consumers looking to lead healthier lifestyles globally, Yerbaé plugs right into almost any healthy diet as our products are Non-GMO, vegan, gluten-free, keto friendly, whole 30 friendly, and kosher certified. Our products are also zero calorie, carbs and sugar, making Yerbaé a great alternative for consumers seeking a healthy choice outside of the sugary soda/energy drinks that are currently available in mainstream retail locations.


100% COMMITTED TO ZERO
Nutrition Facts
Serving Size 1 Can
Amount Per Serving
Calories 0
% Daily Value
Total Fat 0g 0%
Sodium 10mg 0%
Total Carbohydrate 0g 0%
Total Sugars 0g
Includes 0g Added Sugars 0%
Protein 0g
Not a significant source of saturated fat, trans fat, cholesterol, dietary fiber, vitamin D, calcium, iron and potassium.
GLUTEN FREE
KETO FRIENDLY
U
NON GMO

Many traditional energy drinks use artificial or synthetic ingredients and generally lack transparency surrounding the actual makeup of their products. Our company keeps our ingredient panel clean using the high quality ingredients that are verified by 3rd party entities.


AMERICANS SINGLE LARGEST
SOURCE OF SUGAR IS BEVERAGES
HOW MUCH SUGAR IS IN YOUR DRINK?
Yerbaé
0g
OTHER
ENERGY
DRINKS

THE MARKET

Size of the prize: The energy drink category is huge and growing rapidly

Yerbaé competes in a category of over $15 billion in annual sales in the US marketplace. (source)


Market Growth
United States
Energy Drink Market
$15B
Global Energy
Drink Market
$61B
Market Size

Source: Bev Industry, Grandview Research

We believe Yerbaé is well positioned to meet the needs of consumers looking to transition from existing brands in favor of our more functional and healthier option. Our products use Non-GMO, gluten-free, organic and contains no artificial ingredients to give the consumers what we believe is a healthier alternative to the existing mainstream brands.


Yerbaé


Yerbaé

OUR TRACTION

We grew through COVID! In 2021, our company finished the year with over $6M in net sales (+26%) YoY

Since our first can was sold into the marketplace at Raley's Grocery in Northern California, we have now sold more than **19,000,000** cans across the country. We are so proud of the amazing connections we have made with our customers who have come to rely on our delicious plant-based, naturally caffeinated beverages for their energy needs.





Yerbaé has continued significant growth significant growth year over year, growing at a 4 year CAGR of +58%.

Every year, we have increased the number of new retail partners and we continue to grow within our current retailers. Examples of our retailers are Sprouts Farmers Market, Circle K, CVS, Safeway, Albertsons, Winco, and Jewel.





Yerbaé has a significant direct-to-consumer business through our own website and Amazon. We've experienced exceptional growth through e-commerce with +217% 3 year CAGR and +45% vs. 2020 with consumers repeating at a very high rate.


E-COMMERCE SALES
$57,000
$539,000
$1,251,000
$1,817,000
2018
2019
2020
2021
79% RETENTION RATE*
*Last 12 months on Amazon


ZERO
Yerbaé
MANGO
PASSION FRUIT
160MG CAFFEINE
SPARKLING BEVERAGE
★★★★★
...Highly recommend it for those looking for an energy drink but wanting something without sugar or fake sugar added. Tastes just like a sparkling water but gives you a boost. Will definitely be buying more...
★★★★★
...I switched from energy drinks to energy sparkling water and these are the best tasting energy water Ive had!! give it a try!...
★★★★★
...I LOVE Yerbae. We order a case each week and alternate the flavor selections. They offer great bubbly flavors, and it gives you that little boost that you need without feeling shaky or nauseated. There is no crash, everything just happens smoothly. I would highly recommend....

Stronghold within the highly loyal fitness community:

Yerbaé has made great inroads within the CrossFit community, a highly loyal and affluent audience, aligned with Yerbaé's approach to wellness. Yerbaé cemented its position within the fitness community when Annie Thorisdottir, 2X CrossFit champion and arguably the biggest female name in the sport, went from brand ambassador and super fan to an investor.


Yerbaé
Yerbaé
Yerbaé


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Our Business Model: Strong Omni-Channel Strategy


CONVENIENCE STORE
CLUB
COSTCO
DRUG
CVS
DIRECT TO CONSUMER
shopify
amazon
GROCERY
Yerbaé
Strong Customer Base
Providing access to 8,000+ doors

Our diversified revenue stream has helped us weather the storm through the pandemic and our overall business has grown 26% Net Sales (2021 vs 2020). We have four main revenue sources:

31% of our revenue is sourced through DSD channel (Direct Store Delivery):
Local distributors like Budweiser or Miller that deliver our product to local retailers in their home markets

22% of our revenue is sourced through broadline distributors:
This segment operates as a secondary warehouse and delivery system for retailers

21% of our revenue is D2C (Direct to Consumer):
Amazon, Shopify, or other web-based platforms that will deliver product direct to the consumer

27% of our revenue Direct to Retailer:
Retailers that buy the products directly from us



REVENUE BREAKDOWN
BROADLINE
DSD
22%
31%
21%
27%
D2C
DIRECT

Gross margin is very important in the beverage industry and we pride ourselves on constantly working to streamline our operations. Currently, we are at a 60% gross margin.



ZERO
Yerbaé
MANGO
PASSION FRUIT
160MG CAFFEINE
SPARKLING BEVERAGE
60%
GROSS
MARGIN

Sustainability is in our DNA!

Before Yerbaé was created, our founder, Karrie Gibson created one of the largest recycling companies in the U.S! You will only ever find Yerbaé in the most recycled beverage container: aluminum cans. (source)



YERBAÉ CANS CAN BE
RECYCLED FOREVER
WITH NO LOSS IN QUALITY
REUSE
ME

Our Leadership

Our team has a combined 120+ years of experience in building successful companies. We are quite diverse in our background with experience that includes building companies from the ground up through eventual exits and participating at management levels of some of the most exciting brands in the industry:

- **Vintage Tech Recyclers (sold to Kuusakoski US) - Karrie Gibson (Founder)**
- **SoBe (sold to Pepsi Cola} - Todd Gibson (Management)**
- **Fuze Beverage (sold to Coca Cola} - Todd Gibson (Management)**
- **Nos Energy Drink (sold to Coca Cola) - Todd Gibson (Management)**

Our founders and investors are plugged in and add tremendous value that stimulates our continued growth. This will allow us to reach heights that wouldn't have been possible without their knowledge and connections.


OUR FOUNDERS
TODD GIBSON
KARRIE GIBSON

WHY INVEST

A drink that is meeting our times



With every consumer group focusing on health and wellness more than ever before, we believe that Yerbaé will be one of the leaders in the revolution toward healthier, functional beverages.

We wanted to create a brand that could not only energize your body and mind, but also inspire you to do the same for the people and the world around you. It's why we don't use artificial ingredients - bad energy for the body. It's why we don't push an unattainable image onto our community - bad energy for the mind. And it's why we don't use plastic bottles - bad energy for the planet.




Yerbaé

Using our extensive relationship and industry connections we will continue to gain new opportunities with the most important players in distribution and retail. We are also very proud of our revenue growth and our continuous business improvements.

To learn more about our company, visit our website Yerbae.com.

Now is the time to jump into our historically fast-growing, plant-based, healthy beverage company and join in on this great opportunity before we go public*!


Yerbaé

The Yerbaé team would love to invite you to join us as we change the world, one better beverage at a time!

***TRANSACTION DISCLOSURE**

Please refer to our offering materials for all details of our current offering and related risks.

On May 19, 2022, the Company entered into an agreement (the "Arrangement Agreement") related to the merger and business combination of the Company with Kona Bay Technologies Inc., a British Columbia corporation ("Kona Bay") listed on the TSX Venture Exchange ("TSXV") (TSXV: KBY.H) (the "Transaction"). In connection with the Transaction, a wholly-owned British Columbia subsidiary of Kona Bay intends to complete concurrent financing to raise minimum gross proceeds of US$5,000,000 (less any amounts raised in the Company's instant StartEngine crowdfunding financing) (the "Concurrent Financing"). The Transaction is structured as a reverse triangular merger. The combined company resulting from the completion of the Transaction (the "Resulting Issuer") would be renamed "Yerbaé Brands Co." or such other name as agreed to by the Company and Kona Bay. Upon completion, the stockholders of the Company would be stockholders of the Resulting Issuer. The Company would continue to operate as a wholly-owned subsidiary.

The Transaction is subject to the approval of the TSXV, the stockholders of Kona Bay, voting stockholders of the Company, judicial approval of the 'plan of arrangement pursuant to the Business Corporations Act (British Columbia), and completion of the Concurrent Financing. All shares of the Resulting Issuer issued to stockholders of the Company, including purchasers in the Company's current crowdfunding offering, will be non-transferable for 18 months from the transaction closing date.

In the Press

MORNING CHALK UP THE FITTEST NEWS

MORNING CHALK UP THE FITTEST NEWS

BEVNET

SHOW MORE

Meet Our Team



Karrie Gibson

Co-Founder, COO, Director

Karrie believes that integrity, honesty, and hard work are key traits for growing a successful business. She has overcome numerous challenges along her entrepreneurial journey by staying focused on a vision, handling issues head-on, and surrounding herself with quality people. Her strong research orientation, emphasis on effective team leadership, board experience, and unique problem-solving approach have served her well in creating a winning company culture. It is this same tenacity and commitment to excellence that helped her launch Yerbaé and will ensure its status as a leader in the beverage industry.



Todd Gibson

Co-Founder, CEO, Director

Todd is an accomplished beverage industry entrepreneur, innovator, business builder, and sales leader who, in partnership with his wife, Karrie, is growing the Yerbaé brand. To this venture, he brings laser-sharp customer focus, a rock-solid work ethic, and depth and breadth of experience in business development, marketing, merchandising, vendor management, and operations. Having helped build three companies from the ground up that were sold to Coca Cola and Pepsi, Todd knows what it takes to successfully bring a product to market in the highly-competitive functional and wellness beverage industry.



Seth Smith

Vice President of Business Development

Seth is an accomplished Beverage and Electronics industry entrepreneur. Using his leadership skills in sales management and his fearless nature for hunting he is Yerbaé's version of the ultimate fighter for new retailers and customers. Seth's knowledge and experience in proven sales methods and execution, has helped pave strategic paths to growth in two prior business acquisitions.



Brian Neumann

Chief Marketing Officer

Brian is a highly decorated and accomplished marketer having led iconic brands in the OTC Beauty and Food & Beverage industries. His extensive knowledge and experience in building beloved brands is fueling the development of Yerbaé into a household name. His drive and energy coupled with his incredible track record at companies like Kraft Heinz and Johnson & Johnson chalk-full of industry firsts make him the ideal leader to take Yerbaé to the next level.

Offering Summary

Company	Yerbaé Brands Co.
Corporate Address	18801 N Thompson Peak Parkway, Suite D-380, Scottsdale, AZ 85255
Offering Minimum	$9,999.63
Offering Maximum	$4,999,999.95
Minimum Investment Amount (per investor)	$500.05

Terms

Offering Type	Equity
Security Name	Non-Voting Common - Class 2022-1
Minimum Number of Shares Offered	7,299
Maximum Number of Shares Offered	3,649,635
Price per Share	$1.37
Pre-Money Valuation	$44,586,114.33

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus | 10% Bonus Shares

As you have previously invested in Yerbae, you are eligible for additional bonus shares.

Copper | $500+

- 15% one time discount code usable on Yerbae.com
- Custom referral code with 10% commission on all sales that go through that code
- Free box of Yerbae Super Sticks and shaker bottle
- Discounts on wearables

Silver | $1,000+

- 15% one time discount code usable on Yerbae.com
- Silver Loyalty Membership
  - o First access to new flavor releases
  - o 40% off first subscription purchase, 15% on every subsequent purchase
  - o Custom referral code with 15% commission
- Free box of Yerbae Super Sticks and shaker bottle
- Premium Yerbae hat
- Discounts on wearables

Gold | $5,000+

- 15% one time discount code usable on Yerbae.com
- Gold Loyalty Membership
  - o First access to new flavor releases
  - o 40% off first subscription purchase, 15% on every subsequent purchase
  - o Custom referral code with 20% commission
- Free box of Yerbae Super Sticks and shaker bottle
- Premium Yerbae hat and golf shirt
- Discounts on wearables

Platinum | $25,000+

- 25% one-time discount code usable on Yerbae.com
- Platinum Loyalty Membership
  - o First access to new flavor releases
  - o 50% off first subscription purchase, 15% on every subsequent purchase
  - o Custom referral code with 25% commission
- Free box of Yerbae Super Sticks and shaker bottle
- Premium Yerbae hat and golf shirt
- Discounts on wearables

Titanium | $50,000+

- 30% one-time discount code usable on Yerbae.com
- Titanium Loyalty Membership
  - o First access to new flavor releases
  - o 60% off first subscription purchase, 20% on every subsequent purchase
  - o Custom referral code with 30% commission
- Free box of Yerbae Super Sticks and shaker bottle
- Premium Yerbae hat and golf shirt
- Discounts on wearables

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Yerbaé Brands Co., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common - Class 2022-1 at $1.37 / share, you will receive 110 shares Non-Voting Common - Class 2022-1, meaning you'll own 110 shares for $137. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus Audience-based perk for 10% bonus shares in addition to the aforementioned bonus.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Yerbaé to get notified of future updates!

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video:

VO: This is Yerbae. Naturally Caffeinated Energy and we're on a mission to revolutionize the clean energy space.

VO: Yerbae is plant-based, non-GMO, contains zero sugar, zero calories, zero artificial sweeteners, and it tastes incredible.

VO: Our proprietary blend of plant-based functional ingredients is cleaning up the Energy Drink aisle, and in our short time in business, wellness seekers have gravitated toward the brand.

We've sold 19 million cans, resulting in $22 million dollars in lifetime sales.

And we're pretty confident those zeros are partially due to these ones.

VO: From zeroes to heroes. Here they are.

VO: Our 16oz Energy line, packed with flavor, 160mg of natural caffeine, and none of the sugar, calories, or synthetic ingredients of traditional energy drinks.

VO: And our 12oz Energy Seltzers - unsweetened pick-me-ups, that have been replacing coffees and sodas around the country.

VO: Both are energized by one of nature's cleanest caffeine sources, yerba mate. Which helps deliver a better-for-you flow of caffeinated energy without the crash or jitters.

VO: Okay, over to our founders. Karrie, Todd, why'd you create Yerbae?

Todd: We wanted to make a change in our lifestyle and we were confident that the consumers / were also looking to make a change themselves / We knew that we could bring a better, healthier alternative to the marketplace

Karrie: And so, with Todd's / history in the beverage space, it really was a no-brainer when we decided to create our own brand and bring it to the market.

VO: Having helped build three companies from the ground up that were sold to Coca Cola and Pepsi, Todd knows what it takes to successfully bring a product to market in the highly-competitive functional and wellness beverage industry

VO: And Karrie. She's built and sold 4 businesses of her own, including Vintage Tech Recyclers, one of North America's largest recycling companies.

Not only have her efforts diverted over a billion pounds of electronics from hitting landfills, she successfully sold all four of her businesses, one of them to the largest metal recyclers in the world, and was named one of the top women in business by Forbes Magazine.

We believe our team knows what makes a great energy drink. But we also believe we know what makes a better one.

VO: Most of our closest competitors are packed with sugar, calories, artificial sweeteners, and synthetic ingredients. Yerbae is not. Check, check, check, check!

VO: Yerbae is also gluten free, made with non-GMO ingredients and is crafted to fit modern diets.

Every part of Yerbae has been crafted for today's more conscious consumer, right down to our ingredients.

Todd: There's seven total ingredients in our 12 ounce. There's eight total ingredients in our 16 ounce / while some of our competition has 32 ingredients, most of them with terms like gulonolactone and other ingredients that nobody can pronounce.

VO: Gluca… no, gulona… no, no, you're right. Carry on Todd.

Todd: We're in a very lucrative category. a $15 billion marketplace right here in our home country of the United States

When you look at it from a global perspective, energy drinks are over $60 billion around the world. The size of the prize is huge for our brand.

Todd: retailers are also demanding healthier-for-you alternatives

Karrie: Stores are realizing that they are missing the piece between a very sugary, traditional energy drink / and the sparkling water space. So, Yerbae actually meets an unmet need.

VO: Karrie nailed it. We're meeting that need in over 10,000 retail outlets, but with more than 350,000 perspective retailers across the country, we're just getting started.

VO: Plus, our ecommerce business has grown significantly and was one of the channels that helped us continue to grow over the last two years.

Todd: while other brands struggled through the pandemic / we were up 26% at the close of 2021. We built our business to where if one channel fails, the rest of the business can continue to succeed and grow.

VO: We believe Yerbae is disrupting the energy category / and this is your invitation to join us.

Todd: Five years ago, you only found Red Bull and Monster on shelves. Today It's time for change. Join us on this ride.

Annie Video

My name is Annie Thorisdottir, 2x CrossFit games champion and 11x CrossFit games competitor.

I have quite a busy lifestyle. I am an athlete, I run a business and I'm a mom, so I wake up early

in the morning and I want to have energy throughout the day. I have had some of the energy drinks out there, but I feel guilty and I feel uncomfortable with what I'm putting in my body which is why it was a perfect find when I found Yerbaé. This drink is natural, there's no artificial sweeteners. The caffeine that is in it is diverted from nature so there's no crazy high spike or crazy drop in it. I want people to be aware of what they are drinking, and I want people to feel good with what they put in their body. Which is why I became an investor and part owner in this brand because I want to bring this to the masses. I want to try and change the world.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

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- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

of

YERBAÉ BRANDS CO.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

The undersigned, as President of Yerbae Brands Co., a Delaware corporation (the "**Corporation**") which is organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify that:

1. The name of the Corporation is **Yerbaé Brands Co.**

2. The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware was August 21, 2020, under the name of Yerbaé Brands Co., Delaware corporate file number 3566182. The Amended and Restated Certificate of Incorporation of the Corporation was filed in the Office of the Secretary of State of the State of Delaware on September 11, 2020.

3. The provisions of the certificate of incorporation of the Corporation, and as herein amended, are hereby amended, restated and integrated into the single instrument which is hereinafter set forth, and which is entitled Amended and Restated Certificate of Incorporation of Yerbaé Brands Co.

4. The amendments, integration and restatement of the certificate of incorporation of the Corporation herein certified have been duly adopted by the board of directors and stockholders of the Corporation in accordance with the provisions of Sections 141(f), 228, 242 and 245 of the General Corporation Law of the State of Delaware.

5. This Amended and Restated Certificate of Incorporation shall be effective upon filing.

6. The certificate of incorporation of the Corporation, as amended, integrated and restated herein, shall at the effective time of this Amended and Restated Certificate of Incorporation read in its entirety as follows:

[CONTINUED ON NEXT PAGE]

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:45 AM 04/26/2022
FILED 08:45 AM 04/26/2022
SR 20221623892 - File Number 3566182

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
YERBAÉ BRANDS CO.
a Delaware corporation

Yerbaé Brands Co. (the "*Corporation*"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "*General Corporation Law*"), hereby certifies as follows:

ARTICLE I

The name of the Corporation is "Yerbaé Brands Co.".

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as such law may hereafter be amended.

ARTICLE IV

A **Definitions**. As used in this Certificate, the following capitalized terms have the following meaning:

"*Aggregate Existing Stockholder Unreturned Contribution Amount*" means the cumulative Unreturned Contribution Amount of all the Existing Stockholders.

"*Aggregate Later Stockholder Unreturned Contribution Amount*" means the cumulative Unreturned Contribution Amount of all the Later Stockholders.

"*Aggregate Unreturned Contribution Amount*" means the cumulative Unreturned Contribution Amount of all the stockholders.

"*Board of Directors*" means the Board of Directors of the Corporation.

"*Existing Stockholders*" means the stockholders holding (i) Voting Common Stock - Class A, (ii) Voting Common Stock - Class B, (iii) Non-Voting Common Stock - Class D-1, and (iv) Non-Voting Common Stock - Class D-2.

"*Later Stockholders*" means stockholders other than the Existing Stockholders.

"*Liquidity Event*" means the liquidation, dissolution, winding up of the Company, or Sale of the Company.

"*Liquidity Event Proceeds*" means available cash and or other property (with any property distributed in kind being valued for this purpose at its fair market value as of the effective date of such distribution as determined in good faith by the Board of Directors) after payment or provision for payment of the debts and other liabilities of the Corporation (including stockholders, directors, and officers who are creditors).

"*Sale of the Company*" means (i) the sale or transfer (in one or a series of related transactions) of all or substantially all of the Corporation's assets to one or more parties or group of parties acting together, (ii) the sale or transfer (in one or a series of related transactions) of a majority of the outstanding capital stock of the Corporation to one or more parties or group of parties acting together, or (iii) the merger or consolidation of the Corporation with or into another party, in each case in clauses (ii) and (iii) above under circumstances in which the holders of a majority in voting power of the outstanding capital stock of the Corporation, immediately prior to such transaction, own less than a majority in voting power of the outstanding capital stock of the Corporation or the surviving or resulting corporation or acquirer, as the case may be, immediately following such transaction. A sale (or multiple related sales) of one or more subsidiaries of the Corporation (whether by way of merger, consolidation, reorganization or sale of all or substantially all assets or capital stock) that constitutes all or substantially all of the consolidated assets of the Corporation shall be deemed a Sale of the Company.

"*Unreturned Contribution Amount*" means, with respect to any stockholder, as of any determination date, an amount equal to the excess (if any) of (a) the aggregate amount of capital contributions made by a stockholder in consideration of the issuance of such stockholder's Common Stock, over (b) all distributions the Corporation has made to such stockholder.

ARTICLE V

A **Stock Split**. Effective upon the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the "**Effective Time**"), each one share of the issued shares of capital stock of the Company, and all shares reserved for issuance, shall, without further action by the Corporation or the holder thereof, be split, reclassified, and changed into 1.59496825135888 shares of its class or series of Capital Stock of the Corporation, with this authorized capital stock of the company thereupon being as set forth below.

B **Authorized Shares**.

I. The total number of shares that the Corporation is authorized to issue is 39,875,000 shares of Common Stock, par value $0.0001 per share ("*Common Stock*"), consisting of (i) 27,115,000 shares of Voting Common Stock, par value $0.0001 per share ("*Voting Common Stock*"), of which (a) 17,545,000 shares are designated "*Voting Common Stock – Class A*" and (b) 9,570,000 shares are designated "*Voting Common Stock – Class B*," and (ii) 12,760,000 shares of Non-Voting Common Stock, par value $0.0001 per share ("*Non-Voting Common Stock*"), of which (a) 3,190,000 shares are designated "*Non-Voting Common Stock – Class D-1*," (b) 1,595,000 shares are designated "*Non-Voting Common Stock – Class D-2*," (together, the Non-Voting Common Stock – Class D-1 and the Non-Voting Common Stock – Class D-2 are designated "*Non-Voting Common Stock – Class D*," (c) 849,000 shares are designated "*Non-Voting Common Stock – Class 2020-1*," (d) 4,068,500 shares are designated "*Non-Voting Common Stock—Class 2022-1*",and (e) 3,057,500 shares shall remain undesignated.

2. The Board of Directors of the Corporation is hereby authorized, without further approval of the stockholders, to issue the 3,057,500 shares remaining undesignated Non-Voting Common Stock from time to time in one or more class or series, and to determine or alter the rights, privileges, and restrictions granted to or imposed upon each such class or series, and to fix the number of shares constituting any such class or series and the designation thereof, or of any of them.

3. The relative rights, preferences, privileges, and restrictions granted to or imposed upon the Common Stock are set forth in this Article V.

C **Voting Rights**.

1. Voting Common Stock. Except as set forth herein or as otherwise required by law, each outstanding share, in all classes, of Voting Common Stock shall be entitled to vote on each matter on which the stockholders of the Corporation shall be entitled to vote, and each holder of Voting Common Stock shall be entitled to one vote for each share of Voting Common Stock held by such holder. Each share of Voting Common Stock shall possess full and complete voting power for the election of directors.

2. Non-Voting Common Stock. Except as set forth herein or as otherwise required by law, each outstanding share, in all classes, of Non-Voting Common Stock shall not be entitled to vote on any matter on which the stockholders of the Corporation shall be entitled to vote, and shares of Non-Voting Common Stock shall not be included in determining the number of shares voting or entitled to vote on any such matters.

D **Operating Dividends and Distributions**. Except upon a Liquidity Event, the holders of Common Stock shall have the right to receive dividends and distributions (pro rata in proportion to their shares), if, when, and in the amounts declared by the Board of Directors from the assets legally available therefor.

E **Liquidity Event**. In the event of a Liquidity Event, the Board of Directors shall distribute the Liquidity Event Proceeds, to the extent not otherwise prohibited by law, to the stockholders in the following order of priority:

1. If the Liquidity Event Proceeds are less than the Aggregate Unreturned Contribution Amount, then the Corporation shall (a) first distribute to the Existing Stockholders the amount of the Aggregate Existing Stockholders Unreturned Contribution Amount, pro rata in proportion to each Existing Stockholders' Unreturned Contribution Amount until the Aggregate Existing Stockholders Unreturned Contribution Amount is reduced to zero, and then (b) distribute to the Later Stockholders the amount of the Aggregate Later Stockholders Unreturned Contribution Amount, pro rata in proportion to each Later Stockholder's Unreturned Contribution Amount until the Aggregate Later Stockholder Unreturned Contribution Amount is reduced to zero.

2. If the Liquidity Event Proceeds are equal to or more than the Aggregate Unreturned Contribution Amount, then the Corporation shall distribute the Liquidity Event Proceeds to all the stockholders pro rata in proportion to the number of shares of Common Stock held by all the stockholders.

ARTICLE VI

A **Fiduciary Duties**. To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

1. Duty of Care. The directors' duty of care in the discharge of their duties to the Corporation and to the stockholders is limited to refraining from engaging in grossly negligent or reckless conduct, intentional misconduct, or a knowing violation of law. In discharging their duties, the directors shall be fully protected in relying in good faith upon the records of the Corporation, and upon such information, opinions, reports, or statements by any of its agents or any other person, as to matters the directors reasonably believe are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation, including information, opinions, reports, or statements as to the value and amount of the assets, liabilities, profits, or losses of the Corporation or any other facts pertinent to the existence and amount of assets from which distributions to the stockholders might properly be paid.

2. No Exclusive Duty to Corporation. Each director (i) shall not be required to manage the Corporation as such director's sole and exclusive function, (ii) may have other business interests and engage in activities in addition to those relating to the Corporation, and (iii) shall not be required to present new business opportunities to the Corporation or the stockholders.

B **Indemnification**. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and agents (and any other persons to which Delaware law permits this Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the Delaware General Corporation Law, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to an action for breach of duty to the Corporation, its stockholders, and others.

Fourth: This Amended and Restated Certificate of Incorporation has been duly adopted by the incorporator of the Corporation in accordance with the applicable provisions of Sections 241 of the Delaware General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by the incorporator as of April 25th, 2022.

YERBAÉ BRANDS CO.

By: ____________________

Todd. Gibson
President